Exhibit 21.1

SUBSIDIARIES OF PHENIXFIN CORPORATION

Name	Jurisdiction
PhenixFIN Small Business Fund GP, LLC	Delaware
PhenixFIN Small Business Fund, LP	Delaware
PhenixFIN SLF Funding I LLC	Delaware
PhenixFIN Investment Holdings LLC	Delaware
PhenixFIN Investment Holdings AAR LLC	Delaware
PhenixFIN Investment Holdings AmveStar LLC	Delaware
PhenixFIN Investment Holdings Omnivere LLC	Delaware
PhenixFIN Investments, LLC	Delaware